Filed by People’s United Financial, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Danvers Bancorp, Inc.

Commission File No.: 001-33896

This filing contains statements that may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are intended to be covered by the safe harbor provisions for forward- looking statements contained in the Private Securities Litigation Reform Act of 1995, and this statement is included for purposes of complying with these safe harbor provisions. These forward-looking statements are based on current plans and expectations, which are subject to a number of risk factors and uncertainties that could cause future results to differ materially from historical performance or future expectations. These differences may be the result of various factors, including, among others: (1) failure of the parties to satisfy the closing conditions in either merger agreement in a timely manner or at all; (2) failure of the shareholders of Danvers Bancorp, Inc. (“Danvers Bancorp”) to approve the applicable merger agreement; (3) failure to obtain governmental approvals for the merger; (4) disruptions to the parties’ businesses as a result of the announcement and pendency of the merger; (5) costs or difficulties related to the integration of the business following the merger; (6) changes in general, national or regional economic conditions; (7) the risk that the anticipated benefits, cost savings and any other savings from the transaction may not be fully realized or may take longer than expected to realize (8) changes in loan default and charge-off rates; (9) reductions in deposit levels necessitating increased borrowings to fund loans and investments; (10) changes in interest rates or credit availability; (11) possible changes in regulation resulting from or relating to the pending financial reform legislation; (12) People’s United Financial, Inc. (“People’s United”) success in addressing management succession issues in a timely and effective manner; (13) changes in levels of income and expense in noninterest income and expense related activities; and (14) competition and its effect on pricing, spending, third-party relationships and revenues.

For additional factors that may affect future results, please see filings made by People’s United and Danvers Bancorp with the Securities and Exchange Commission (the “SEC”), including People’s United’s Annual Report on Form 10-K for the year ended December 31, 2009 and Danvers Bancorp’s Annual Report on Form 10-K for the year ended December 31, 2009. People’s United and Danvers Bancorp undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or other changes.

This communication is being made in respect of the proposed merger involving People’s United and Danvers Bancorp.

In connection with the proposed merger with Danvers Bancorp, People’s United will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Danvers Bancorp that also constitutes a prospectus of People’s United. Danvers Bancorp will mail the proxy statement/prospectus to its stockholders. Investors and security holders are urged to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by People’s United and Danvers Bancorp with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing People’s United website at www.peoples.com under the tab “Investor Relations” and then under the heading “Financial Information” or by accessing Danvers Bancorp’s website at www.danversbank.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

People’s United, Danvers Bancorp and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Danvers Bancorp stockholders in favor of the merger with Danvers Bancorp. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Danvers Bancorp stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.

You can find information about the executive officers and directors of People’s United in its Annual Report on Form 10-K for the year ended December 31, 2009 and in its definitive proxy statement filed with the SEC on March 23, 2010. You can find information about Danvers Bancorp’s executive officers and directors in its Annual Report on Form 10-K for the year ended December 31, 2009 and in its definitive proxy statement filed with the SEC on April 16, 2010. You can obtain free copies of these documents from People’s United or Danvers Bancorp using the contact information above.

***

The following is a transcript of the investor call held by People’s United on January 21, 2011:

PRELIMINARY TRANSCRIPT

Thomson StreetEventsSM

PBCT - Q4 2010 People's United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Event Date/Time: Jan. 21. 2011 / 4:00PM GMT

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

CONFERENCE CALL PARTICIPANTS

>> Reporter

TRANSCRIPT

TRANSCRIPT

Editor

Please standby for a realtime translation.

Unknown Speaker*

) (Operator instructions)

Unknown Speaker*

) Peter Goulding, Vice President.

Please proceed sir.

Unknown Speaker*

) Good morning and thank you for joining us for today’s call.

Jack Barnes, president and Chief Executive Officer, Paul Burner, our Chief Financial Officer and other members of our management team are gathered for the call.

Before we get started please remember to refer to our forward-looking statements on slide 1 of our presentation posted on our website peoples.

com under investor relations.

Unknown Speaker*

) Thank you, Peter.

Good morning.

Thank you for joining us today.

Before we go through the slides that we provided, I would like to remind you that our objectives have been and continue to be straight foreforward and twofold.

To optimize the existing business, and to efficiently deploy the excess capital.

I’m glad to be able to provide a number of details today regarding our progress against those two objectives.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Regarding our agenda today, first we’ll discuss our fourth quarter 2010 results and the primary revenue initiatives we have underway.

Second, we’ll have an update on the ininauguration of our four acquisitions closed in 2010, and our de novo branches in downtown Boston.

Finally I look forward to speaking with you about our Danversbank acquisition and then we’ll take questions.

Regarding growth, we are well positioned versus the industry, in that we have a number of products and services that we can deliver to new markets that represent real organic growth opportunities for us. Now, we have to continue just to execute on that plan.

In addition, to those growth opportunities, we also remain significantly overcapitalized, and intend to continue to look for well priced acquisitions to better leverage our brand.

Finally, we constantly evaluate the returns available to us via share repurchases.

On slide three, we provide an overview of our fourth quarter results.

Operating net income for the quarter was $36.7 million, or 10 cents per share.

Excluding $4.7 million or a penny per share for one time costs, primarily related to mergers.

Our net interest margin expanded by 12 basis points in the fourth quarter to 3.85% from 3.73 in the third quarter.

Importantly, asset quality improved with net charge offs declining 28 basis points, excuse me, to 28 basis points from 57 basis points in the prior quarter.

Our NBAs decreased in the fourth quarter to 2.07% from 2.18% in the third quarter.

Our net loans grew by $221 million compared to the previous quarter.

On slide 4, we reviewed key recent initiatives.

Our acquisitions of the bank of Smith town and river bank, both closed November 30, and we were off to a great start.

As expected, we opened both our Boston branches at the Prudential center and at milk street by the middle of last month and these branches are doing very, very well.

As of January 1, Jeff tango, who had joined us in the first quarter of last year took over as head of commercial banking business area as planned, following Brian Dreyer’s retirement.

Jeff has over 25 years of commercial banking experience, most recently, he was at PNC, following PNC’s acquisition of national city and national city, Jeff was executive Vice President of corporate banking and was a member of the executive management team.

As you get to know Jeff, you are going to learn that he is an excellent relationship based commercial banker with a strong understanding of all of our business lines.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

During the fourth quarter we repurchased $114 million of our common stock equal to 8.7 million shares through open market purchases at an average price of $13.08. Because these repurchases leave us with only 2.9 million shares remaining under the initial share repurchase authorization our board has also authorized an additional repurchase program for another 5% outstanding shares.

With that, I’ll turn it back to Paul to provide you with details on the quarter, beginning on page 5. Paul?

Thank you, jack.

And good morning to you all.

As Jack mentioned our overall net interest margin expanded to 3.85%, up 12 basis points from the third quarter.

The primary drivers were both an increased yields as well as the decrease in interest expense.

We were pleased to have our deposit costs dropped by another six basis points in the quarter to 64 basis points.

I would expect the net interest margin to remain at the 3.85% level in 2011. Moving to slide 6 the ratio of net charge offs to average loans decreased in the fourth quarter to 28 basis points from 57 basis points in the third quarter.

For the full year, charge offs were 39 basis points, compared to the 29 basis points in 2009. So for the fourth quarter we are back to the lower 2009 levels.

On slide 7, we are encouraged to have nonperformers falling.

You can see our NPA is decreased by 11 basis points to 2.07% of originated loans and our R Eo. Slide 8 shows an inflection point with respect to organic loan growth overall.

Commercial loans grew $174 million from September to December and residential mortgages grew $99 million.

Our core CnI, in commercial real estate loans grew steadily throughout the year.

But you’ll recall we have been challenged by the condition residential mortgage run off, which we began reversing in the second quarter of 20106789 our portfolio overall grew $221 million, and remains well diversified.

We continue to see strong portfolio growth with an existing loan products, as well as opportunities to introduce new products.

Now we’ll hand it back to jack to provide you with an update on acquisition integration activities as well as details about our Danversbank acquisition announced yesterday.

Unknown Speaker*

Thank you, Paul.

Unknown Speaker*

) We are please with how our integration efforts are going.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

We just want to give you some color.

On slide 10, outlines are focused on driving revenue growth through the introduction of best practices throughout the franchise.

We are rolling out the new customer experience on board and go retention focus programs that we have, that have served us so well in building our industry leading loyalty among retail customers in our Connecticut and West Chester county, New York markets.

They are also investing in our retail banking business with security and life insurance licensing as well as product and sales training and the people’s securities and brokerage model.

Our near term objective is to increase cross cell levels by approximately 30% in the northern markets to match current levels in the southern markets.

Likewise, in Connecticut and New York, we are building our business bank and go small business lending and deposit products and services.

Increasing our marketing of business services such as payroll, processing, merchant services and putting a strong emphasis on the wealth management business, especially had terms of private banking.

Slide 11 focuses on our integration of financial federal, which we have renamed people’s United equipment finance.

We call this transaction closed last February.

Our portfolio loan balances are down, this business, is not losing market share.

Rather the markets they sell into are depressed.

These markets are primarily construction and to a lesser extent, transportation.

Recall that most of their business is repeat business.

We are cautiously optimistic that we’ll see an uptick during the second half of the year as construction projects are let this spring and activity picks up. You’ll recall at the time of the announcement, we had expected no cost savings, in fact, we have been able to reduce operating expenses by 13%.

On slide 12 provides an update on the integration of butler bank and river bank acquisitions in Massachusetts, as well as the progress at our de novo downtown Boston branches.

We are pleased to see a 93% deposit retention rate since April 2010, closing of the butler bank transaction.

Conversion is scheduled for the first week in February, concurrent with the conversion of river bank, you recall these two franchise are his adjacent to one another in the Merrimac valley.

Additionally, at river bank, we had announced the targeted cost savings of 30%, which you are on track for achieve.

Meaningful portion of those cost savings will begin post conversion in February.

We are also very pleased at our deeps gathering and lending referral activities at the Boston branches.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

These offices have been open approximately one month and deposits total $14 million.

More than double our early expectations.

The people that we’ve put in place if the Boston offices and our focus on service, as well as our local New England based leadership positions have gotten us off to a great start in those two offices.

Slide 13 illustrates our progress in the integration of the bank of Smith town.

Our brand of banking focused on a customer experience is well received in Long Island, for both the customer and the employee perspectives.

We are building a de novo CnI business on Long Island, a senior CnI, lender with over 20 years of experience at People’s United has relocated to the market.

We also hired a seasoned banker from Long Island market.

With respect to the yes business our primary focus is on managing the existing portfolio.

Our Long Island creche team is led by another Long Island senior banker who already lived in Long Island.

We’ve also hired four bankers from within the market to actively manage and agree that portfolio.

Finally, we have hired the head of workout for Long Island and are supplementing the in market employees with experienced People’s United professionals from The Bridge port area.

We are also reducing problem assets through loan sales where appropriate.

We are very encouraged about the prospect of a good pace of reduction on the problem loan side.

Our Long Island systems conversion is scheduled for June.

By the way, we’ll finish our rebranding on Long Island in the months of February and March.

On slide 14, we’d like to Bach you through the details of the Danversbank transaction.

Unknown Speaker*

) Slide 15 outlines the strategic rationale of this transaction.

Danversbank provides People’s United with a significant in Boston, the region’s economic hub.

As you know this has been a key strategic priority for us. People’s United is pro forma of this transaction the seventh largest bank in both Massachusetts and the Boston MS A. The 28 branch Danversbank footprint complements our contiguous footprint from worse sister in central Massachusetts in through Boston and morgue to New Hampshire.

The acquisition provides an excellent platform for commercial growth as Danvers is a commercially focused franchise with 49% of its loan portfolio in CnI, loans.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Moreover, Danvers has an excellent reputation in these markets, which is why we are excited to have Kevin bottomly, the chairman and CEO of Danversbank join the People’s United Board of Directors.

Kevin will provide strategic leadership for our Boston growth efforts.

The transaction exceeds our stated financial hurdles, with an I.R.

R, greater than 15%.

Significant earnings accretion, and a tangible book value delusion earn back period of approximately seven years.

Slide 16 illustrates our expanded and strengthened footprint in the eastern pass Massachusetts as a result of the acquisition, and highlights the areas’s strong demographic profile.

As you can see the median household income in the Danversbank footprint is very similar to the median household income within the legacy People’s United footprint.

As you can see on slide 17, the transaction significantly enhances our market share position in he is section county, the Boston MS A, and the state of Massachusetts.

Boston, excuse me, Danversbank is as slide 18 illustrates, a strong and healthy bank.

Over 150 years old, it has more than $2.6 billion in assets net loans of $1.7 billion and deposits of over $2 billion.

It also has healthy net interest margin at 3.49% and very strong asset quality.

The last 12 months charge offs to average loans of just 16 basis points.

Slide 19 details the diversified loan portfolio funded by core deposits.

Slide 20 highlights the strong asset quality I mentioned earlier.

As you can see, net charge offs and NPAs for both dance Danvers and People’s United are significantly lower than those at the top 50 banks.

Turning to slide 21, you can see we are paying $23 per share, and consideration of 55% stock and 45% cash.

The consideration mix is a result of the deal negotiations.

Danvers, as you’d expect, wanted to take a significant portion of deal consideration in stock, given their belief in the upside in the combined company.

Like Danvers, we see upside in our stock, too and do not wish to issue a lot of stock at these levels.

Though this mix represents a compromise, targeted cost saves are 38%.

If we exclude the 8% related to and restricted stock which were higher than normal due to the fact that Danvers is a recently converted mutual holding company the targeted cost save becomes 30%, which is in line with the targeted cost saves at river bank.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

As I stated earlier we are on track to achieve those cost saves.

Our 1.5% loan mark is a testimony to the high quality of the loan portfolio.

You remember the trailing 12 month charge offs are just 16 basis points.

Danversbank shareholder approval and regulatory approval is needed.

I would note that People’s United shareholder approval is not need in transaction.

We expect the transaction to close in this year’s second quarter.

On slide 22, you can see the pro forma impact of the transaction.

Transaction increases our assets by $2.6 billion and deposits by $2 billion and adds 28 branches to our net worth.

We also expect earnings accretion of approximately 8 cents per share.

As stated earlier, we expect to earn the tangible book value delusion back in seven years.

We anticipate return on invested capital will be greater than 10%.

In summary, on slide 23, we are excited about the growth and confident in our position.

We operate from a position of competitive strength, based on our premium brand, our strong credit culture and strong pool of talent in our employee base.

We also benefit from the opportunity to deliver new products and services into new markets.

We have demonstrated our ability to efficiently deploy capital through acquisitions, and maintain a strong dividend policy and a willingness and ability to execute share repurchase programs. Further, given the impact on competitors, the extended low interest rate environment, the multi-year deleveraging process and the increased regulatory pressures, we believe that other financial institutions will have interests in increasing pace in partnership, excuse me, in partnership discussions with us. We are very encouraged about the environment.

This concludes our presentation, and now we’ll be happy to answer any questions that you have.

Unknown Speaker*

) (Operator instructions).

Unknown Speaker*

) Q-and-a

Unknown Speaker*

)

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

) First question comes from the line of Steven Alexopoulos with JP Morgan.

Please proceed.

Unknown Speaker*

Good morning, Jack.

Unknown Speaker*

Good morning, Steve.

Unknown Speaker*

Maybe I’ll start if we look at the core deposit premium for the Danvers deal, are there any more open to you at that 14% or so deposit premium could they be higher or lower than that?

We’ll start there.

Unknown Speaker*

Boy, I would, I’d say every deal’s different.

If you are asking me if I expect deals to be you know definitely right in that area, I would say we continue to be very focused on you know, each deal and what kind of internal rate of return we are expecting from the opportunity.

We are very focused.

Much more on returns, and return on invested capital and deposit premiums.

Unknown Speaker*

Okay.

Jack, given the what seems to be increased regulatory pressure on the regular thrift model, given capital liquidity, we might start to see more sellers there.

I know you have looked more like a commercial bank, would you be interested if one of these came up and it looked like a more traditional thrift?

Unknown Speaker*

Yeah, we, I think we’ve said before we remain interested in some of the traditional thrifts.

There are Serge many in our state market area that would offer us very attractive increases in deposit franchise and footprint.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

And you know, we would basically build off of that type of opportunity you know, expanding the various business lines that we have.

I think we’ve said in the past we can compare that to People’s United and the fact we did that here.

Unknown Speaker*

Final question said you are active with the conversations.

Are you seeing any change in the opportunities available to you from a size perspective?

Unknown Speaker*

I guess I would respond to that this way.

There is a change since the last time we’ve talked, would be, I’ve certainly had the opportunity to build more relationships and deepen relationships with those larger, you know, potential partners.

And I’m very encouraged by that.

Unknown Speaker*

Okay.

Fair enough.

Thanks, Jack.

Unknown Speaker*

) Thank you.

Unknown Speaker*

) Next go comes from the line of Collyn Gilbert with Stifel Nicolaus.

Please proceed.

Unknown Speaker*

Thanks, good morning guys.

Unknown Speaker*

Good morning.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

Jack, just kind of a follow-up on the, on some of Steve’s M&A questions.

As you look kind of at your level of desire built, potential returns, you know potential supply of sellers, is the Boston MS A, does that offer you, you think kind of best opportunity at this point from a geographic perspective?

Unknown Speaker*

No, I don’t believe that’s the case.

It still offers us a very attractive opportunity.

Very much so. But again, I kind of go back to what we’ve talked about before.

If you, you know, Long Island was a great opportunity, contiguous, you know to our franchise.

You know, there are more opportunities in Long Island.

And then you know, we look at where we are in West Chester county and you start working your way west to northern New Jersey and around the New York metropolitan area and we find all of those markets very attractive for us. So while we are very, very positive on Boston and very focused on realizing on the opportunities that we’ve created for ourselves there, we also are very optimistic about Long Island and the New York area.

Unknown Speaker*

Okay.

Okay that’s helpful.

Unknown Speaker*

) Just along those lines too, the seven year earn back period on the tangible book delusion, how do you reconcile that?

That just seems so long.

And that because just given the way the environment is today, realistically, is it really going to take you seven years to earn that back?

Unknown Speaker*

We would like to think that it’s going to be quite a bit sooner, Colin.

As a matter of discipline.

We really haven’t added revenue synergies into our model.

We believe there are revenue synergies to be had, which will significantly shorten the period.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Again from A Model perspective, we chose not to do that.

Unknown Speaker*

Okay.

So that 7% is assuming no revenue synergies whatsoever?

Unknown Speaker*

Seven years, that’s right.

Unknown Speaker*

Okay and then just finally.

Unknown Speaker*

Kind of another question as it relates to regulatory changes, do you anticipate any push back at all from the change in regulators on your dividend payout ratio?

Unknown Speaker*

Well, I would say a couple of things.

One, this deal obviously now brings us to a spot where we believe we will have a high dividend pay out ratio, as it would stand.

But we’ll be earning our dividend.

And we continue to make progress in that direction.

Our focus, almost really, I would say, not almost, but from every perspective, deploying capital, and improving performance through acquisitions.

But also you know, every day, we are working to improve earnings across the company with organic growth and initiatives in the business line.

So we are very focused on improving earnings.

And we believe we can maintain the dividend payout at the level it’s been and grow earnings so that the dividend payout ratio, over time, more I’ll say normal eyess.

Unknown Speaker*

Okay that’s helpful.

Thanks.

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

) Thank you.

Unknown Speaker*

) Your next question comes from the line of Matthew Kelly with ten agee.

Please proceed.

Unknown Speaker*

) Just a question on the first half of the year, before Danvers is intgrade, what should we be looking at for expenses?

Operating expenses in Q1 and Q2, kind of on a stand alone basis you know with Smith town and river bank baked in?

Unknown Speaker*

Well, there is, as you know, there is a lot going on there.

We’ve been laying out you know, not only the acquisition activity and you know, the staging in, if you will, of closings.

But also the initiatives and staffing up of Smith town with the lending team I described.

I think we had announced taking on a warehouse lending team that, so there is a lot of things going on. That are impacting the expense levels kind of through the year.

And you know, I don’t know how you want to amplify that comment, but that is really the dynamics there.

Right now, you know, we do see a range that will probably settle down.

In the you know, 210 to 220 range, at least for that first half of the year.

Unknown Speaker*

Okay.

Unknown Speaker*

And tax rate?

Is that going to change you know with these transactions getting baked in?

Still 33?

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Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

For, yeah, that works for our base business as it currently exists.

It will probably come down a little bit for Danvers, but you know, of course Danvers will be in the second half of the year.

Unknown Speaker*

Right.

Unknown Speaker*

And then on the Smith town loan that you acquired, when you announced the deal, they had $1.9 billion in loans and you are booking $1.5 billion.

I think the credit mark was 10%.

What’s happened kind of in the interim?

Maybe walk us through the dynamics since awe announced the transaction what you have sold in balances and nonperformers and you know where that book of business is moved since acquisition.

Unknown Speaker*

The out standings, I think are probably down a little bit.

I don’t know if you have a figure there.

But it hasn’t changed dramatically.

Just thinking of normal amortization.

But this is the way I would describe that.

We, on the kind of the performing book of business, I mentioned the lending team that’s been established there.

To work with the folks in Long Island to maintain the business and begin to grow it. The performance on the original performing book has been very good.

We have gotten to know the customers, the properties, most of them were related and the market much.

Unknown Speaker*

Much better.

And we are working to become closer to those relationships in the last really I’ll say six months.

But certainly since closing in the last month.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

And that’s all gone very well.

We are very encouraged by it. On the problem side, you know, I mentioned a sale.

We haven’t done anything or we’ve begun to think about a bulk sale.

But we haven’t done certainly any bulk transactions.

We have had a lot of interests and individual deals and properties from within the market.

The New York market in our view is you know, warming up nicely.

And we are getting a lot of calls with interest that are encouraging for us. We’ve done a sale of one large problem loan that went very favorably for us. And we have four or five that are actively in discussions.

So at this point, because we are doing, we believe we are going to do well, we are pausing on a bulk sale because we think we’ll get better results kind of one at a time.

But we are actively looking at both approaches.

Unknown Speaker*

What is the dollar amount on a bulk sale could potentially be?

What is the largest you think could transpire?

Unknown Speaker*

On a bulk sale basis.

Unknown Speaker*

Yes.

Unknown Speaker*

I wouldn’t wager a guess right now.

I think it would be misleading.

We are not bare, but I would say we’ve got deals that are 2 to $5 million and if we do enough of those, we’ll put a significant dent in the problem portfolio.

Unknown Speaker*

) Question for Paul.

What was the final credit mark and rate marks on the Smith town deal?

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

The credit mark was right almost exactly what we said 10.5% versus 10.4%.

So it was almost exactly there and the interest rate marks came in right on target.

Per your last question.

$1.6 billion in our last question is right in line with operations.

In one month of operations the earnings are coming in right on target there.

So we do expect the portfolio to go down as jack talked about as our primary focus on commercial real estate is workout at the moment.

There is no CnI.

That is going to go down before it increases.

That is how we budget it for the year.

Unknown Speaker*

Do you have the dollar amounts on credit and rate mark?

Unknown Speaker*

I don’t.

I don’t have that in the room at this time.

Unknown Speaker*

Follow one Peter I’ll get it for you.

Unknown Speaker*

Okay.

Thank you.

I would make one other comment.

Especially with our CnI, on our commercial real estate teams in Long Island, working hard.

We’ve got some commitments out already been the 30 days.

And there is a tremendous amount of focus and opportunity on the ground you know with the teams we had there.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

We do expect we’ll get run off on the legacy portfolio.

We’ll turn the corner.

I don’t think it’ll take us too long.

Unknown Speaker*

Okay.

Thank you.

Unknown Speaker*

) Your next question comes from the line of Damon Del Monte of KBW.

Please proceed.

Unknown Speaker*

How are you?

Unknown Speaker*

Good, how are you?

Unknown Speaker*

Good.

As far as the expectations for the Danversbank deal does that assume any share repurchase from the 20 million shares or so that will be reissued?

Unknown Speaker*

No it does not.

Unknown Speaker*

) Okay.

And you had mentioned the range for the upcoming year you expect it to kind of hold steady in the 380 to 385 range?

Unknown Speaker*

Yes we do.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

Could you kind of talk us through the 12 basis point increase we saw this quarter?

Unknown Speaker*

Yeah, it was really a combination of you know just what I said increase in the asset yield.

We did a little more investing, increased the duration of our investment portfolio just very slightly.

You know, little heavier or little bit of yield increase on the commercial portfolio.

Looked like a changing mix in the portfolio.

Deposit rates, Bob demora’s retail team continues to be successful in lowering the cost of funds in keeping you know the positive inflows.

We also in the fourth quarter, fortunately, we had $65 million of supported debt mature with a rate of 9 and seven eighths.

We delighted to see that go. Really a combination of the two.

Of course as we work on getting our capital deployed, that will be very helpful, rather than earning 25 basis points to a portion we’d much rather earn the 10% ROIC we get with an acquisition.

Unknown Speaker*

With regards to the calculation you are project fog Danvers, did that take into account any revenue percentages?

Unknown Speaker*

It does not.

Unknown Speaker*

That’s all I had for now.

Thank you.

Unknown Speaker*

) Thank you.

Unknown Speaker*

) Your next question from the line of Bob Ramsey with FBR Capital Markets.

Please proceed.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Good morning, guys.

First off follow-up on Damon’s question about margin this quarter.

I think the release also mentioned there had been some benefit from the two acquisitions that closed.

Could you kind of separate out of that 12 gips, what was legacy peoples and what was related to the acquisitions?

And then with the acquisitions, is it the acretable yield I know Smith town and lS V X had margins and were actually narrower with people’s.

Unknown Speaker*

I can answer Broadway when we disclose the acquisitions, there were interest rate marks and interest rate marks do serve to you know, widen the net interest margin of the acquired you know, profs.

So the margins are more normal to ours as a result of the mark as compared to your observation that they had you know, previously been skinnyier.

But in terms of the net interest margin really don’t have a breakout, dissecting the two.

Unknown Speaker*

) Okay.

Then as you say, going forward, there is not any sort of full quarter benefit of those adjustments in the first quarter.

You expect a pretty stable margin going forward?

Unknown Speaker*

I think it is going to be pretty stable.

The dynamic with the margin saw know, things are becoming a bit more competitive on the lending front.

Spreads are sort of holding up. Previously we were able to get better floors up until say the last two or three months, it is getting harder to get deals done with floors of 4 or 5% whereas that was easier a few months ago.

So that served to really help our portfolio repricing all the deals coming up with floors.

Nonetheless with the overall mix from the budget perspective, we released the next four quarters, we’ll hold in pretty steady where it is.

Unknown Speaker*

Okay.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

In terms of repurchases, I know you said the EPS does not accretion number does not assume any repurchases.

Is it your plan to repurchase the shares that are being issued for Danvers?

Unknown Speaker*

It is not a specific plan right now.

We, obviously the board authorized the new program recognition that we wanted it available.

We are back to looking at where the stock is trading, and our other opportunities to deploy capital.

And just continuing to regularly talk about it and determine whether or not it’s a good course of action and transaction for us and we are still in that track.

Unknown Speaker*

Okay.

How does the blackout period work ahead of Danvers, assuming could you all buy back stock next week?

Could you buy back in the second quarter?

Or when does the window close?

Unknown Speaker*

Well, it will be allowed to buy back stock within ranges, within you know the limitations of the rules.

And then we’ll be blacked out from the time we issue the proxy until the shareholders vote.

Unknown Speaker*

) And because we have an acquisition announced, you know, using stock that’s part of the consideration, the rules that would normally apply to stock repurchases, which is roughly 25% of the average you know monthly trading volume, but become a little more restrictive, and it’s also limited to what we did the prior quarter.

We did repurchase a good bit the prior quarter.

So those are the limitations.

Unknown Speaker*

) Okay.

And then maybe one last question.

I know you all are very asset sensitive.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Do you provide that disclosure and the slide Deck.

Obviously there have been a company of acquisitions closed and Danvers announced since then.

Could you provide us sort of with what the interest rate sensitivity of people look like today pro forma for Danvers?

Unknown Speaker*

We believe we actually haven’t done that.

As I look at their asset sensitivity, they are pretty well balanced.

So I would not expect a significant change.

I think it will stay you know, pretty close to where we are.

Unknown Speaker*

Okay.

And that includes all, I mean the two acquisitions you have done as well as Danvers all three should be similar to this number as of June 30?

Unknown Speaker*

Correct.

Let me just the June 30th number is 4 billion asset sensitive?

Unknown Speaker*

What I’m looking at is in percent.

6% benefit with 100 basis or 13% with 200.

Unknown Speaker*

Yeah, yeah.

Unknown Speaker*

Okay.

Thank you, guys.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

) Thank you.

Unknown Speaker*

) Next question comes from the line of Dave Rochester with Credit Suisse.

Please proceed.

Unknown Speaker*

Good morning, guys.

Unknown Speaker*

) Can you just talk about your willingness to sign more deals before the close of this transaction?

And perhaps just build go on Bob’s – building on Bob’s question how aggressive you want to be with buy back?

Should we expect a large component of this plan to be completed by year end?

Unknown Speaker*

So, regards willingness to engage additional deals, you are asking before we closed Danvers?

Unknown Speaker*

That’s right.

Unknown Speaker*

I think we know the answer is we certainly are.

I think you have to look at our plan for integration and rebranding.

And system conversion.

We’ll have moved through the conversion, butler and river in a couple of weeks.

And we are really very well along there every aspect of the integration.

Really just need to get the systems converted to finish that.

And then regarding Smith town, we are actively engaged in all the other aspects of integration there in terms of the training of the folks, the rebranding of the branches, you know, we’ve just talked at some length about the lending teams, et cetera.

So that June conversion event will come quickly.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

And it’s already obviously received a lot of attention, and we are basically, at this point, all green on that event.

And so, as we worked through the next few months and con our conversations with folks, I don’t see any reason why we would hesitate at all.

Unknown Speaker*

Okay, great.

Just the second part of that, how aggressive should we expect you’ll be with the buy back plan?

And should we not be surprised to see most of that done by the end of the year?

Unknown Speaker*

I go back to you know, the response I gave a short time ago.

I think you have seen from the last few quarter that his we are willing to use the authorization to buy back shares -w we believe the stock is trading at a level that makes it logical.

What kind of a pace we would use the program is very dependent on all the different dynamics.

Unknown Speaker*

All right.

Great.

Thanks, guys.

Unknown Speaker*

) Thank you.

Unknown Speaker*

) Next question comes from the line of Ken Zerbe with Morgan Stanley.

Unknown Speaker*

Great, thanks.

Unknown Speaker*

) Just a follow-up to one of the earlier statements you guys made about the fact that you did not build in revenue synergies, which I understand.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

I mean, I don’t think any of us build in revenue synergies either.

You the comment was more about the fact you expect the revenue synergies to materially shorten the earn back period on tangible book below the 7 years.

To me that would imply that what you expect is quite material revenue synergies.

I just want to be clear on that.

Unknown Speaker*

Well, I’ll answer that.

I think Paul was making the point that the opportunity is there to shorten the anticipated earn back period.

So you know, to be clear, you know, in our model, we have given all the assumptions, that is the tangible book back, book value earn back period that we’ve put out there.

We do see a tremendous amount of opportunity for revenue synergy in this deal.

We are very optimistic about it. But, with that said you know, we’ve got to execute and move through to closing and work with the management team and the people at Danvers and our own teams to realize on that.

It is not in the model as appropriate we are very optimistic.

Unknown Speaker*

Is it something special about Danvers that in terms of the size and the amount of revenue sin exquisite give us an idea of what areas you might be able to get these revenue synergies in. Sure.

If you looked at Danvers and its commercially oriented balance sheet and activity, they have several lending groups that are very active with customers that offer opportunities for larger exposures and a talented group in asset base lending, where we believe we could do a lot more activity.

And our scale and capital.

You know, provides the opportunity to grow that business faster than it’s been grown in the past.

And we go back to you know, the view of the Boston MS A, and he is section county.

And the fact that the household income, in comparison to the Connecticut base and Fairfield county is very similar, we do very well in those environments and we think that we can leverage our brand and approach to the customer on both the consumer and commercial side.

And do well.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

) Despite your stock being down I actually thought it was a good deal.

So congratulations.

Unknown Speaker*

) Thank you.

We did too.

Unknown Speaker*

) Your next question comes from the line of Christopher Nolan with C. R. T capital.

Please proceed.

Unknown Speaker*

Hey guys.

Were there any shared national credits incorporated in the commercial real estates loan portfolio this quarter?

Unknown Speaker*

I want to make sure we heard you.

Were there any shared national credits in what?

Unknown Speaker*

Did you purchase any shared national credits in the quarter?

Unknown Speaker*

Oh. No. If we close, I believe the answer is no. We could make sure for you, if you would like.

But we certainly haven’t had any, looking at the lending guide, the answer is no.

Unknown Speaker*

) Okay.

Great.

Thank you.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

) And I know 8 cents accretive to 2012 EPS, any idea in terms of what the accretion or delusion is for 2011?

Unknown Speaker*

We do expect you know, accretion, maybe a couple of cents would sort of be my guess.

Unknown Speaker*

) Right.

Thank you very much.

Unknown Speaker*

) Thank you.

Unknown Speaker*

) Your next question comes from the line of David Hodge den with Buckingham Research group.

Unknown Speaker*

) Driving the growth of commercial real estate and commercial business loans any geography that was looking better?

Any particular kinds of customers?

Any big credits?

Unknown Speaker*

Really, across-the-board, in our core banking franchises, and the core business groups, we just had some very nice, steady progress.

Including additional business with existing customers, along with acquiring some market share and new business.

Nothing certainly you know, in any strong way that you know, that would say with particularly in this geography or in this business area.

You know, we had a strong pipeline in the third year, as we had indicated.

And we realized on a lot of it, close it had.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

And is that continued into January?

Unknown Speaker*

We do, yes, we are really please with our pipeline, where it stands now.

Unknown Speaker*

) And then could you just tell us what you expect in terms of incremental merger and I guess, branch related one time charges in the first half before Danvers?

And when would the $44 million be recognized?

Unknown Speaker*

It would be the same 5-$7 million a quarter for these?

Unknown Speaker*

Well, with regard to the $44 million, I mean, a good portion of that, I mean, there is a combination of those for transaction costs.

But a portion is goodwill.

And a portion is to the P & L. We really didn’t do an apportionment there.

A significant portion will be attributable to goodwill, as compared to the you know, the nonoperating.

The nonoperating in the first half, preceding will you know, continue, I’m actually just Zix Corporation of, there will be some conversion expenses and maybe just a little residual.

There won’t be material.

I think maybe the better way of sort of entry is sort of sitting where we are, we are pretty comfortable with the estimates the average of estimates, that we see for next year.

Unknown Speaker*

Okay.

Unknown Speaker*

And then could you just talk about how you think about investments in new branches and hiring new lending officers versus making an acquisition?

If you wanted to grow in a particular market, how would you, compare or evaluate those two options?

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

Yeah.

We did that comparison in Boston.

And as we you know, we made a determine nation that, given our franchise, and our position, in New England and the fact that we were not represented in the Boston MS A, we wanted to go there.

And we have been working on hoping to realize on acquisitions.

You know the Butler river and now Danvers acquisitions have brought us a long way to achieving our goals there.

We hope for more.

And we obviously decided to do the two de novo branches in Boston to begin to establish the downtown Boston and a presence in the Boston MS A, pending realizing an acquisition opportunity.

So in the process of doing that, you know, we did analysis of what kind of pace we could realize in reference news and in earnings improvements from taking both tasks and clearly the acquisition route is much more favorable to us and I’m sure anyone, given the length of time it takes to establish scale and de novo branches.

Unknown Speaker*

) So we shouldn’t expect if you are going to open branches it would be the same kind of thing, just a few?

We wouldn’t really think about opening 10 or 15 branches in the market trying to grow?

Unknown Speaker*

Well, I would say this.

It’s not, it’s nothing, it’s not an initiative we are talking to you about.

It’s nothing in our sites right now, but never say never.

Unknown Speaker*

Right.

Okay.

All right.

Thanks.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

) Next question comes from the line of Mac Hodgson with Sun Trust.

Proceed.

Unknown Speaker*

Good morning, I’m not entirely familiar with dance Danvers’s story.

Can you provide any color on their motivation to sell?

Unknown Speaker*

I think that Danvers decided and in my conversations with the company, that very similar to the general kind of landscape we have been talking about.

You know, they had interest at a level that they felt was good value for share shareholders.

They look at the challenging environment.

And you know, they made a decision that the timing was right for them.

Unknown Speaker*

) Okay.

Great.

And on the tangible book value delusion earn back period of seven years, as you continue to look at opportunities and for future deals in the future, you know, what’s kind of a maximum number of years you would take to earn back that delusion?

Unknown Speaker*

We have beenization ten years is max and we continue to feel that way.

Unknown Speaker*

Okay and on the potential share, share buybacks, you mentioned you will be blocked out from issuing the proxy to the shareholder vote.

Could you help us out with potential dates for those two events?

I know the close is supposed to be in the second quarter.

Unknown Speaker*

We don’t have them so we really can’t help you out.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

Thank you.

Unknown Speaker*

) Thank you.

Unknown Speaker*

) Your next question comes from the line of Rick Weiss with Janney.

Please proceed seed.

Unknown Speaker*

) Good morning.

Unknown Speaker*

) Good morning.

Unknown Speaker*

) Hello?

Unknown Speaker*

Hello?

Unknown Speaker*

)

Unknown Speaker*

) Your next question comes from the line of Tom Alonso with McRory.

Please proceed.

Unknown Speaker*

Morning, guys.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

Morning Tom.

Unknown Speaker*

Just real quickly.

I guess kind of following up on your prior commentary about the Boston market.

Is it fair to assume that this kind of, that the Danvers deal it supersedes any plans you had for the Boston market?

Or is this just additive to what you would have done there anyway?

Unknown Speaker*

Well, I guess I’m not quite sure of the angle that you are taking in the question.

Unknown Speaker*

So, if you, you know, you’ve stated that you needed to be in Boston.

Does this get you to where you need to be in that market?

Or is there more that you need to do?

Unknown Speaker*

I think there is, we are very much interested in doing more.

This gives us the scale to really operate off of this platform, along with our de novo branches and clearly, if you continue to look at our presence.

Unknown Speaker*

Hi, good morning, this is Joseph from,.

Unknown Speaker*

Hello, can you hear me?

Unknown Speaker*

Yes.

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PRELIMINARY TRANSCRIPT

Jan. 21. 2011 / 4:00PM, PBCT - Q4 2010 People’s United Financial Inc. Earnings and To Discuss Danvers Bancorp Acquisition Conference Call

Unknown Speaker*

Hang on a second.

Unknown Speaker*

We are getting interruption in the line.

Unknown Speaker*

) Ladies and gentlemen, this will conclude the time we have for questions.

I would now like to turn the call back to Mr. Goulding for closing remarks.

Unknown Speaker*

) Thank you again for joining us today.

We appreciate your interest in support of People’s United.

If you have any additional questions, certainly feel free to contact me at 203-338-6799

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